                                    Exhibit 2

[LOGO]

                        DURBAN ROODEPOORT DEEP, LIMITED
                 (Incorporated in the Republic of South Africa)
                         Registration No.1895/000926/06
                                 ARBN 086 277616
                            JSE trading symbol : DUR
                            ISIN Code : ZAE 000015079
                                Issuer code: DUSM
                          NASDAQ trading symbol : DROOY

REPORT TO SHAREHOLDERS FOR THE 3 RD QUARTER ENDED 31 MARCH 2003

                                 GROUP RESULTS

                                   HIGHLIGHTS


                Cash unit cost well contained in rand terms (+3%)


                   Blyvoor production steady at 63 000 ounces


     Healthy balance sheet for future acquisitions (Cash of US$ 63 million)


             Increased shareholding in Emperor Gold Mines to 19.81%


                                                                      Quarter                Quarter             9 Months to
                                                                      Mar 2003               Dec 2002              Mar 2003
                                                                      --------               --------              --------

            Gold production (attributable)           oz              208 999                225 241               662 510
                                                     kg                6 501                  7 006                20 607

            Cash operating costs                   US$/oz                329                    276                   282
                                                    R/kg              88 409                 85 642                85 534

            Earnings (US GAAP)                      US$ m                3.2                   22.5                  40.3
                                                     R m                24.3                  224.4                 398.6

            Gold price received                    US$/oz                348                    321                   327
                                                    R/kg              93 734                 99 587                99 876

            Capital expenditure                     US$ m                2.0                    2.7                   8.2
                                                     R m                17.7                   26.4                  79.7


                                     STOCK

ISSUED CAPITAL                               STOCK TRADED                                    JSE      NASDAQ     FRANKFURT
                                                                                             ---      ------     ---------

184 078 834 ordinary no par value shares     Ave. volume for the quarter per day (000)       224       2 776        112

5 000 000 cumulative preference shares       % of issued stock traded (annualised)           32%        394%        16%

                                             Price              - High                     R 38.50    USD 4.38   Euro 4.02
                                                                - Low                      R 17.00    USD 2.11   Euro 2.05
                                                                - Close                    R 20.50    USD 2.55   Euro 2.43


                                 ADDRESS DETAILS

REGISTERED OFFICE :          SHARE TRANSFER SECRETARIES :   UNITED KINGDOM REGISTRARS :           DEPOSITORY BANK :
45 Empire Road, Parktown,    Ultra Registrars (Pty) Ltd,    St. James' Corporate Services Ltd,    American Depository Receipts,
South Africa                 PO Box 4844,                   6 St. James' Place,                   The Bank of New York,
PO Box 390,                  Johannesburg 2000,             London                                Shareholders Relations Department,
Maraisburg 1700,             South Africa                   SW IA INP                             101 Barclay Street,
South Africa                                                                                      New York, NY 10296

--------------------------------------------------------------------------------
                             LETTER TO SHAREHOLDERS
--------------------------------------------------------------------------------

DEAR SHAREHOLDER

Due to a combination of the strength of the Rand against the US Dollar and a 7% decrease in gold production, net operating income declined by US$ 18 million (R201.8 million) this quarter. In addition, Crown Gold Recoveries (Pty) Limited (in which DRD has a 40% interest) recorded a loss due to the underground fire at ERPM. DRD's share of the after tax loss from this associate was US$ 2.3 million (R 18.6 million).

While the US Dollar gold price increased by 8% to US$ 348 per ounce, the strength in the Rand caused a 6% reduction in the Rand gold price received. In spite of the lower gold production, cash unit cost were well contained, increasing by 3% in Rand terms. Translating to US Dollar terms, however, cash unit cost were US$ 329 per ounce, which is around the current spot gold price level.

OVERALL PERFORMANCE

North West Operations (the Harties and Buffels mines) reported a cash operating loss of US$ 2.4 million (R 20 million) for the quarter. An Eskom power failure caused an 11 day interruption to production at Buffels' Pioneer Shaft with a consequent loss of 2 890 ounces (90 kilograms) of gold at a cost of US$ 1.5 million (R13 million). Due to depletion of reserves, the open-cast production at Harties will cease in the current quarter. Harties has consistently failed to meet its targets and now, due to the lower gold price, it has been necessary to take further corrective action to "right size" costs with production across the entire North West Operations. Management has given notice to the National Union of Mineworkers of its intention to retrench some 1 000 employees. In addition, in order to reduce overheads, we have rationalised services between North West and Blyvoor. Both operations will now report to Mr Deon van der Mescht (formerly General Manager Blyvoor) and services will be shared between the operations wherever possible. Work on bringing all ore feed to single, upgraded metalurgical plant at Harties is underway, and will reduce cost by some US$ 3 per ton (R 28 per ton).

Gold production at Blyvoor was consistent with the previous quarter and underground cash unit costs declined by 1% in Rand terms. The new slimes dam project has begun and it is expected to be completed by December 2003 at a capital cost of US$ 8 million (R 60 million).

Tolukuma had a much-improved quarter, recording a cash operating profit of US$ 1.6 million (R 13.7 million). Gold production in March reached 7 312 ounces (219 kilograms) due to the high grade Tinabar vein coming on stream. Cash unit cost reduced to US$ 265 per ounce. These results now appear to be sustainable for the foreseeable future.

ASSOCIATES AND INVESTMENTS

As previously reported, the results of Crown Gold Recoveries (Pty) Limited were adversely affected by the underground fire at ERPM, which resulted in the loss of 4 180 ounces (130 kilograms) of gold production at a cost of US$ 1.8 million (R 15 million). Production is now returning to normal levels. While ERPM's costs are clearly unacceptable in the short term, efficiencies are improving with a doubling of output per total employee costed to 18 tons been achieved. The Cason Dump project has been deferred due to cash constraints.

DRD increased its shareholding in Emperor Gold Mines to 19.81%. The total cost of this investment now stands at AUD 16.8 million, which has been accounted for at fair value. Emperor's results for the March quarter showed an increase in gold production of 14% over the previous quarter to 30 206 ounces at a reduced loss of US$ 0.8 million (AUD 1.4 million).

FINANCIAL

Gold revenue was marginally lower than the previous quarter. However, an increase in cash operating costs in US$ terms due to the strengthening of the Rand, together with a 36% decrease in the profit on financial instruments, resulted in a 60% reduction in net operating income to US$ 12.0 million for the quarter. Net profit attributable to shareholders decreased to US$ 3.2 million from US$ 22.5 million the previous quarter. Cash and cash equivalents were US$
63.1 million at the end of the period with the current ratio at 132% compared to 200% the previous quarter. Borrowings, excluding the convertible bond, reduced to US$ 5.5 million from US$ 10.2 million. Fully diluted earnings per share were
1.7 US cents per share.

OUTLOOK

While we remain optimistic about the prognosis for the US$ gold price, in the short term the influence of the Rand/Dollar exchange rate will be critical. The surprising appreciation of the Rand has been caused partly by Dollar weakness, but has been exacerbated by the tight monetary discipline imposed by the SA Reserve Bank. This has attracted short term money into the Rand at a time when policy should have been more benign. Such a policy would appear to be at odds with the nation's reliance on export growth, the attainment of full employment and social redistribution. Far from bringing money into the country, it is more likely to deter real fixed investment in wealth-creating activities such as gold mining.

The Government has announced the future imposition of a royalty of 3% on the revenue of gold producers. This will be an additional cost and will serve to sterilize gold reserves, reduce the attraction of investing in gold mining and result in lost jobs. DRD intends to voice its opposition to this additional tax burden to Government through its membership of the South African Mining Development Association (SAMDA).

I would like to draw shareholders attention to a separate Letter from your Board dealing with corporate governance matters and the actions we have taken to recover funds due to shareholders through legal processes. This is available on the company's website : http:/www.durbans.com. It will not have escaped the attention of shareholders that the many comments recently aired in the media have come from the very past directors, employees, consultants or their immediate families who have been affected by these various actions. The company will seek justice in the appropriate courts, and not by entering into biased debate in public.

STAFF CHANGES

After a long association with Durban Deep, Frik Coetzee will retire as Operations Director due to ill health. We wish him well for the future. Neil Pretorius will join the company shortly, from private practice, as its in-house legal adviser.

These appointments, together with the operational changes highlighted above, mean we have the correct balance of skills at Board level and a young and enthusiastic management team prepared to deliver results into the future.

MARK WELLESLEY-WOOD
Chairman and Chief Executive Officer

 INCORPORATING THE RESULTS OF ALL DURBAN ROODEPOORT DEEP, LIMITED SUBSIDIARIES, INCLUDING BLYVOORUITZICHT GOLD MINING COMPANY LIMITED, BUFFELSFONTEIN GOLD MINES
 LIMITED, WEST WITWATERSRAND GOLD HOLDINGS LIMITED, HARTEBEESTFONTEIN GOLD MINE
               (A DIVISION OF BUFFELSFONTEIN GOLD MINES LIMITED),

         DRD AUSTRALASIA AND DOME RESOURCES NL ON A CONSOLIDATED BASIS.

   THE RESULTS OF CROWN GOLD RECOVERIES (PTY) LTD WHICH INCLUDE THE EAST RAND
        PROPRIETARY MINES LIMITED ARE ACCOUNTED FOR ON THE EQUITY BASIS.

                 THE FINANCIAL STATEMENTS BELOW ARE CONVERTED TO
  GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (US
 GAAP). THE ACCOUNTING POLICIES ARE, IN ALL MATERIAL RESPECTS, CONSISTENT WITH THE ANNUAL FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2002.

--------------------------------------------------------------------------------------------------------------------------------
                        GROUP INCOME STATEMENTS
--------------------------------------------------------------------------------------------------------------------------------

                                                                    ---------------------------------------    -----------------
FINANCIAL RESULTS                                                                         (US$ m)                     (US$ m)
                                                                    ---------------------------------------    -----------------
(Unaudited)                                                                     QUARTER            Quarter          9 months to
                                                                               MAR 2003           Dec 2002             Mar 2003
                                                                    ---------------------------------------    -----------------
REVENUES
   Product sales (Gold revenue)                                                    65.7               65.9                198.8
COST AND EXPENSES                                                                ( 64.3)            ( 58.5)             ( 177.0)
                                                                    ---------------------------------------    -----------------
   Cash operating costs                                                          ( 62.0)            ( 56.8)             ( 172.1)
   Other cash expenses                                                            ( 2.0)             ( 0.9)               ( 3.7)
   Movement in gold in process                                                        -              ( 0.5)               ( 0.4)
   Movement in rehabilitation provision                                           ( 0.3)             ( 0.3)               ( 0.8)
                                                                    ---------------------------------------    -----------------
OTHER OPERATING EXPENSES
   Depreciation and amortization                                                  ( 2.3)             ( 2.5)               ( 6.8)
   Employment termination costs                                                   ( 0.2)                 -                ( 0.2)
   Management and consulting fees                                                 ( 0.8)             ( 0.5)               ( 1.8)
   Profit on financial instruments                                                 17.8               27.6                 42.4
   Profit on sale of investments                                                      -                0.2                  8.3
ADMINISTRATION AND GENERAL CHARGES                                                ( 3.9)             ( 2.2)               ( 7.6)
                                                                    ---------------------------------------    -----------------
   Stock based compensation costs                                                 ( 1.2)             ( 1.0)               ( 3.1)
   Administration and general charges                                             ( 2.7)             ( 1.2)               ( 4.5)
                                                                    ---------------------------------------    -----------------
NET OPERATING INCOME                                                               12.0               30.0                 56.1
   Investment income                                                                3.3                2.3                  6.7
   Other income                                                                     0.3                0.5                  1.4
FINANCE COST
   Interest expense                                                               ( 1.6)             ( 1.0)               ( 2.7)
                                                                    ---------------------------------------    -----------------
PROFIT BEFORE TAXATION                                                             14.0               31.8                 61.5
   Income from associate                                                          ( 2.3)             ( 0.3)               ( 1.8)
   Income and mining tax benefit                                                      -                0.5                    -
   Deferred income and mining tax charge                                          ( 8.5)             ( 9.5)              ( 19.4)
                                                                    ---------------------------------------    -----------------
NET PROFIT APPLICABLE TO STOCKHOLDERS                                               3.2               22.5                 40.3
                                                                    ---------------------------------------    -----------------

Basic earnings per share (cents)                                                    1.8               12.3                 22.0
Diluted earnings per share (cents)                                                  1.7               11.8                 21.0

--------------------------------------------------------------------------------
                    CHANGES IN SHAREHOLDER'S EQUITY
--------------------------------------------------------------------------------

                                                                    ---------------------------------------    -----------------
(Unaudited)                                                                               (US$ M)                     (US$ m)
                                                                    ---------------------------------------    -----------------
                                                                                QUARTER            Quarter          9 months to
                                                                               MAR 2003           Dec 2002             Mar 2003
                                                                    ---------------------------------------    -----------------
Shareholder's equity at the beginning
of the period                                                                      42.9               11.1               ( 11.2)
Share capital issued                                                                1.8                1.6                 11.7
                                                                    ---------------------------------------    -----------------
     - for cash                                                                       -                  -                  6.7
     - for share options exercised                                                  0.6                0.6                  1.9
     - for stock based compensation                                                 1.2                1.0                  3.1
                                                                    ---------------------------------------    -----------------
Movement in retained income                                                         4.2               30.2                 48.4
                                                                    ---------------------------------------    -----------------
     - profit applicable to shareholders                                            3.2               22.5                 40.3
     - mark-to-market on investments                                              ( 2.0)                 -                ( 1.9)
     - currency adjustments and other                                               3.0                7.7                 10.0
                                                                    ---------------------------------------    -----------------
Shareholder's equity at the end of the period                                      48.9               42.9                 48.9
                                                                    ---------------------------------------    -----------------

--------------------------------------------------------------------------------
                      GROUP CASH FLOW STATEMENTS
--------------------------------------------------------------------------------

                                                                    ---------------------------------------
                                                                                          (US$ m)
                                                                    ---------------------------------------
ABRIDGED                                                                        QUARTER            Quarter
(Unaudited)                                                                    MAR 2003           Dec 2002
                                                                    ---------------------------------------
 Net cash out flow from operating activities                                     ( 11.2)             ( 5.5)
 Net cash out flow from investing activities                                      ( 9.1)             ( 2.4)
 Net cash (out)/in flow from financing activities                                 ( 7.4)              64.0
                                                                    ---------------------------------------
 Net (decrease)/increase in cash & equivalents                                   ( 27.7)              56.1
 Effect of exchange rate changes on cash                                            3.8                6.3
 Cash and equivalents at beginning of period                                       87.0               24.6
                                                                    ---------------------------------------
 Cash and equivalents at end of period                                             63.1               87.0
                                                                    ---------------------------------------

--------------------------------------------------------------------------------
                             GROUP BALANCE SHEETS
--------------------------------------------------------------------------------

                                                                    -----------------------------------------
                                                                                          (US$ M)
                                                                    -----------------------------------------
ABRIDGED                                                                        QUARTER              Quarter
(Unaudited)                                                                    MAR 2003             Dec 2002
                                                                    -----------------------------------------
ASSETS
CURRENT ASSETS                                                                     93.6                116.4
                                                                    -----------------------------------------
Cash and equivalents                                                               63.1                 87.0
Receivables                                                                        21.3                 21.1
Inventories                                                                         9.2                  8.3
                                                                    -----------------------------------------

MINING ASSETS                                                                      85.0                 78.7
                                                                    -----------------------------------------
Cost                                                                              361.3                332.4
Accumulated depreciation & amortization                                         ( 276.3)             ( 253.7)
                                                                    -----------------------------------------

OTHER ASSETS                                                                       63.0                 61.7
                                                                    -----------------------------------------
Deferred income and mining taxes                                                   29.3                 35.4
Non-current assets                                                                 33.7                 26.3
                                                                    -----------------------------------------

                                                                    -----------------------------------------
TOTAL ASSETS                                                                      241.6                256.8
                                                                    -----------------------------------------

LIABILITIES & STOCKHOLDERS' EQUITY
CURRENT LIABILITIES                                                                70.7                 58.1
                                                                    -----------------------------------------
Bank overdraft                                                                      1.6                    -
Accounts payable and accrued liabilities                                           48.1                 42.7
Short term portion of long term loans                                              20.6                 15.0
Income and mining taxes                                                             0.4                  0.4
                                                                    -----------------------------------------

LONG TERM LOANS                                                                     5.5                 10.2
CONVERTIBLE LOAN NOTE                                                              60.7                 63.4
DEFERRED FINANCIAL LIABILITY                                                       33.5                 61.9
PROVISION-ENVIRONMENTAL REHABILITATION                                             22.3                 20.3

STOCKHOLDERS' EQUITY                                                               48.9                 42.9
AUTHORISED
300 000 000 ordinary no par value shares
5 000 000 cumulative preference shares
ISSUED
184 078 834 ordinary no par value shares
5 000 000 cumulative preference shares
                                                                    -----------------------------------------
Stated capital                                                                    360.2                359.6
Additional paid in capital                                                         36.5                 35.3
Cumulative preference shares                                                        0.1                  0.1
Accumulated loss                                                                ( 301.7)             ( 304.9)
Other comprehensive income                                                       ( 46.2)              ( 47.2)
                                                                    -----------------------------------------

                                                                    -----------------------------------------
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY                                          241.6                256.8
                                                                    -----------------------------------------


--------------------------------------------------------------------------------
          CONVERSION FACTORS
--------------------------------------------------------------------------------

CURRENCY
Balance Sheet:                                               31-Mar-03          US$ 1 =             R 8.0145
Income Statement:                                               Jan-03          US$ 1 =             R 8.6925
                                                                Feb-03          US$ 1 =             R 8.3246
                                                                Mar-03          US$ 1 =             R 8.0796

--------------------------------------------------------------------------------
          SHARE OPTION SCHEME
--------------------------------------------------------------------------------

The following summary provides information in respect of the Durban Roodepoort
Deep (1996) Option Scheme as at 31 March 2003:

Number of options in issue :                                                                                4 489 721
Number of options currently vested :                                                                          850 329

 INCORPORATING THE RESULTS OF ALL DURBAN ROODEPOORT DEEP, LIMITED SUBSIDIARIES, INCLUDING BLYVOORUITZICHT GOLD MINING COMPANY LIMITED, BUFFELSFONTEIN GOLD MINES
 LIMITED, WEST WITWATERSRAND GOLD HOLDINGS LIMITED, HARTEBEESTFONTEIN GOLD MINE
               (A DIVISION OF BUFFELSFONTEIN GOLD MINES LIMITED),

         DRD AUSTRALASIA AND DOME RESOURCES NL ON A CONSOLIDATED BASIS.

   THE RESULTS OF CROWN GOLD RECOVERIES (PTY) LTD WHICH INCLUDE THE EAST RAND
        PROPRIETARY MINES LIMITED ARE ACCOUNTED FOR ON THE EQUITY BASIS.

                 THE FINANCIAL STATEMENTS BELOW ARE CONVERTED TO
  GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (US
 GAAP). THE ACCOUNTING POLICIES ARE, IN ALL MATERIAL RESPECTS, CONSISTENT WITH THE ANNUAL FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2002.

--------------------------------------------------------------------------------
                        GROUP INCOME STATEMENTS
--------------------------------------------------------------------------------

                                                         ------------------------------------------------    ----------------------
                                                                                    (R m)                             (R m)
FINANCIAL RESULTS                                        ------------------------------------------------    ----------------------
(Unaudited)                                                             QUARTER                  Quarter               9 months to
                                                                       MAR 2003                 Dec 2002                  Mar 2003
                                                         ------------------------------------------------    ----------------------
REVENUES
   Product sales (Gold revenue)                                           550.0                    637.0                   1 887.7
COST AND EXPENSES                                                       ( 540.8)                 ( 565.4)                 (1 671.0)
                                                         ------------------------------------------------    ----------------------
   Cash operating costs                                                 ( 517.5)                 ( 549.2)                 (1 621.7)
   Other cash expenses                                                   ( 20.6)                   ( 9.5)                   ( 38.1)
   Movement in gold in process                                            ( 0.2)                   ( 4.1)                    ( 3.6)
   Movement in rehabilitation provision                                   ( 2.5)                   ( 2.6)                    ( 7.6)
                                                         ------------------------------------------------    ----------------------
OTHER OPERATING EXPENSES
   Depreciation and amortization                                         ( 19.1)                  ( 22.5)                   ( 63.2)
   Employment termination costs                                           ( 1.7)                       -                     ( 2.0)
   Management and consulting fees                                         ( 6.7)                   ( 4.9)                   ( 16.4)
   Profit on financial instruments                                        148.9                    274.9                     389.1
   Profit on sale of investments                                              -                      2.3                      88.7
ADMINISTRATION AND GENERAL CHARGES                                       ( 32.5)                  ( 21.5)                   ( 69.6)
                                                         ------------------------------------------------    ----------------------
   Stock based compensation costs                                         ( 9.7)                   ( 9.7)                   ( 29.0)
   Administration and general charges                                    ( 22.8)                  ( 11.8)                   ( 40.6)
                                                         ------------------------------------------------    ----------------------
NET OPERATING INCOME                                                       98.1                    299.9                     543.3
   Investment income                                                       27.3                     21.3                      61.2
   Other income                                                             2.3                      4.7                      12.6
FINANCE COST
   Interest expense                                                      ( 13.1)                   ( 9.2)                   ( 23.8)
                                                         ------------------------------------------------    ----------------------
PROFIT BEFORE TAXATION                                                    114.6                    316.7                     593.3
   Income from associate                                                 ( 18.6)                   ( 2.5)                   ( 13.1)
   Income and mining tax benefit/(charge)                                   0.1                      5.0                     ( 0.1)
   Deferred income and mining tax charge                                 ( 71.8)                  ( 94.8)                  ( 181.5)
                                                         ------------------------------------------------    ----------------------
NET PROFIT APPLICABLE TO STOCKHOLDERS                                      24.3                    224.4                     398.6
                                                         ------------------------------------------------    ----------------------

Basic earnings per share (cents)                                           13.2                    122.5                     217.8
Diluted earnings per share (cents)                                         13.1                    117.4                     206.6

--------------------------------------------------------------------------------
                    CHANGES IN SHAREHOLDER'S EQUITY
--------------------------------------------------------------------------------

                                                         ------------------------------------------------    ----------------------
(Unaudited)                                                                         (R m)                             (R m)
                                                         ------------------------------------------------    ----------------------
                                                                       QUARTER                  Quarter               9 months to
                                                                       MAR 2003                 Dec 2002                  Mar 2003
                                                         ------------------------------------------------    ----------------------
Shareholder's equity at the beginning
of the period                                                             371.8                    116.8                   ( 118.1)
Share capital issued                                                       14.5                     15.5                     114.3
                                                         ------------------------------------------------    ----------------------
     - for cash                                                               -                        -                      68.0
     - for share options exercised                                          4.8                      5.8                      17.3
     - for stock based compensation                                         9.7                      9.7                      29.0
                                                         ------------------------------------------------    ----------------------
Movement in retained income                                                 5.9                    239.5                     396.0
                                                         ------------------------------------------------    ----------------------
     - profit applicable to shareholders                                   24.3                    224.4                     398.6
     - mark-to-market on investments                                     ( 16.7)                     0.2                    ( 15.9)
     - currency adjustments and other                                     ( 1.7)                    14.9                      13.3
                                                         ------------------------------------------------    ----------------------
Shareholder's equity at the end of period                                 392.2                    371.8                     392.2
                                                         ------------------------------------------------    ----------------------

--------------------------------------------------------------------------------
                      GROUP CASH FLOW STATEMENTS
--------------------------------------------------------------------------------

                                                         ----------------------------------------------------
                                                                                  (R m)
                                                         ----------------------------------------------------
ABRIDGED                                                                QUARTER                      Quarter
(Unaudited)                                                            MAR 2003                     Dec 2002
                                                         ----------------------------------------------------
 Net cash out flow from operating activities                             ( 93.4)                      ( 53.2)
 Net cash out flow from investing activities                             ( 75.8)                      ( 23.7)
 Net cash (out)/in flow from financing activities                        ( 61.6)                       619.5
                                                         ----------------------------------------------------
 Net (decrease)/increase in cash & equivalents                          ( 230.8)                       542.6
 Effect of exchange rate changes on cash                                 ( 16.6)                      ( 48.9)
 Cash and equivalents at beginning of period                              753.0                        259.3
                                                         ----------------------------------------------------
 Cash and equivalents at end of period                                    505.6                        753.0
                                                         ----------------------------------------------------

--------------------------------------------------------------------------------
                             GROUP BALANCE SHEETS
--------------------------------------------------------------------------------

                                                         ----------------------------------------------------
                                                                                     (R m)
ABRIDGED                                                 ----------------------------------------------------
(Unaudited)                                                                   QUARTER                Quarter
                                                                             MAR 2003               Dec 2002
                                                         ----------------------------------------------------
ASSETS
CURRENT ASSETS                                                                  750.6                1 007.4
                                                         ----------------------------------------------------
Cash and equivalents                                                            505.6                  753.0
Receivables                                                                     171.1                  182.4
Inventories                                                                      73.9                   72.0
                                                         ----------------------------------------------------

MINING ASSETS                                                                   681.4                  683.2
                                                         ----------------------------------------------------
Cost                                                                          2 896.0                2 878.6
Accumulated depreciation & amortization                                      (2 214.6)              (2 195.4)
                                                         ----------------------------------------------------

OTHER ASSETS                                                                    504.7                  533.9
                                                         ----------------------------------------------------
Deferred income and mining taxes                                                234.7                  306.5
Non-current assets                                                              270.0                  227.4
                                                         ----------------------------------------------------

                                                         ----------------------------------------------------
TOTAL ASSETS                                                                  1 936.7                2 224.5
                                                         ----------------------------------------------------

LIABILITIES & STOCKHOLDERS' EQUITY
CURRENT LIABILITIES                                                             554.0                  503.4
                                                         ----------------------------------------------------
Bank overdraft                                                                   12.6                      -
Accounts payable and accrued liabilities                                        385.7                  369.9
Short term portion of long term loans                                           152.5                  130.2
Income and mining taxes                                                           3.2                    3.3
                                                         ----------------------------------------------------

LONG TERM LOANS                                                                  44.2                   88.2
CONVERTIBLE LOAN NOTE                                                           499.4                  549.2
DEFERRED FINANCIAL LIABILITY                                                    268.3                  535.8
PROVISION-ENVIRONMENTAL REHABILITATION                                          178.6                  176.1

STOCKHOLDERS' EQUITY                                                            392.2                  371.8
AUTHORISED
300 000 000 ordinary no par value shares
5 000 000 cumulative preference shares
ISSUED
184 078 834 ordinary no par value shares
5 000 000 cumulative preference shares
                                                         ----------------------------------------------------
Stated capital                                                                2 199.5                2 194.7
Additional paid in capital                                                       76.7                   67.0
Cumulative preference shares                                                      0.5                    0.5
Accumulated loss                                                             (1 913.4)              (1 937.7)
Other comprehensive income                                                       28.9                   47.3
                                                         ----------------------------------------------------

                                                         ----------------------------------------------------
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY                                      1 936.7                2 224.5
                                                         ----------------------------------------------------

--------------------------------------------------------------------------------
       US/SA GAAP RECONCILIATION
--------------------------------------------------------------------------------

                                                         ----------------------------------------------------
                                                                                         (R m)
                                                         ----------------------------------------------------
                                                                              QUARTER                Quarter
Reconciliation of net profit to SA GAAP                                      MAR 2003               Dec 2002
                                                         ----------------------------------------------------
Net profit determined under US GAAP                                              24.3                  224.4
Adjusted for:
     Financial instruments                                                     ( 10.1)                ( 19.6)
     Accounting for business combinations                                         0.3                    0.3
     Stock based compensation costs                                               9.7                    9.7
     Fair value adjustment on investments                                      ( 16.7)                   0.4
     Deferred taxation on adjustments                                             3.0                  ( 0.1)
                                                         ----------------------------------------------------
Effect of US GAAP adjustments                                                  ( 13.8)                 ( 9.3)
                                                         ----------------------------------------------------
Net profit determined under SA GAAP                                              10.5                  215.1
                                                         ----------------------------------------------------

 INCORPORATING THE RESULTS OF ALL DURBAN ROODEPOORT DEEP, LIMITED SUBSIDIARIES, INCLUDING BLYVOORUITZICHT GOLD MINING COMPANY LIMITED, BUFFELSFONTEIN GOLD MINES
 LIMITED, WEST WITWATERSRAND GOLD HOLDINGS LIMITED, HARTEBEESTFONTEIN GOLD MINE
  (A DIVISION OF BUFFELSFONTEIN GOLD MINES LIMITED), DRD AUSTRALASIA AND DOME
                     RESOURCES NL ON A CONSOLIDATED BASIS.

   THE RESULTS OF CROWN GOLD RECOVERIES (PTY) LTD WHICH INCLUDE THE EAST RAND
        PROPRIETARY MINES LIMITED ARE ACCOUNTED FOR ON THE EQUITY BASIS.

THE FINANCIAL STATEMENTS BELOW ARE PREPARED ON THE HISTORICAL COST BASIS AND IN
   ACCORDANCE WITH SOUTH AFRICAN STATEMENTS OF GENERALLY ACCEPTED ACCOUNTING PRACTICE (SA GAAP). THE ACCOUNTING POLICIES ARE, IN ALL MATERIAL RESPECTS,
CONSISTENT WITH THE ANNUAL FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2002
                       EXCEPT FOR THE ADOPTION OF AC133 -

              FINANCIAL INSTRUMENTS : RECOGNITION AND MEASUREMENT.

 * PRO FORMA FIGURES FOR DECEMBER 2002 QUARTER ARE GIVEN TO SHOW THE EFFECTS OF THE ESKOM GOLD-LINKED ELECTRICITY TARIFF AGREEMENT UNDER AC133.


--------------------------------------------------------------------------------
                             GROUP INCOME STATEMENTS
--------------------------------------------------------------------------------

                                                               ------------------------------------------------------------------
                                                                                                  (R M)
FINANCIAL RESULTS                                              ------------------------------------------------------------------
(Unaudited)                                                               QUARTER         Quarter        Quarter     9 months to
                                                                         MAR 2003        Dec 2002       Dec 2002        Mar 2003
                                                                                      * Pro Forma
                                                               ------------------------------------------------------------------
Gold revenue                                                                550.0           637.0          637.0         1 887.7
Cash operating costs                                                      ( 517.5)        ( 549.2)       ( 549.2)       (1 621.7)
Eskom linked electricity tariff                                                 -               -         ( 48.7)              -
                                                               ------------------------------------------------------------------
CASH OPERATING PROFIT                                                        32.5            87.8           39.1           266.0
Other expenses - net                                                       ( 36.7)         ( 18.5)        ( 18.5)         ( 65.2)
Business development                                                        ( 1.6)          ( 0.9)         ( 0.9)          ( 3.7)
Care and maintenance costs                                                  ( 2.2)          ( 1.9)         ( 1.9)          ( 6.0)
                                                               ------------------------------------------------------------------
CASH (LOSS)/PROFIT FROM OPERATIONS                                          ( 8.0)           66.5           17.8           191.1
Retrenchment costs                                                          ( 1.7)              -              -           ( 2.0)
Investment income                                                            27.3            21.3           21.3            61.2
Interest paid                                                              ( 13.4)          ( 9.0)         ( 9.0)         ( 23.9)
                                                               ------------------------------------------------------------------
NET CASH OPERATING PROFIT                                                     4.2            78.8           30.1           226.4
Rehabilitation                                                              ( 2.5)          ( 2.6)         ( 2.6)          ( 7.6)
Depreciation                                                               ( 18.8)         ( 25.0)        ( 25.0)         ( 62.2)
Gain on financial instruments                                               115.0           255.3            1.3           336.7
Gold in process                                                             ( 0.2)          ( 4.1)         ( 4.1)          ( 3.6)
                                                               ------------------------------------------------------------------
PROFIT/(LOSS) BEFORE TAXATION                                                97.7           302.4          ( 0.3)          489.7
Income from associate                                                      ( 18.6)          ( 2.5)         ( 2.5)         ( 13.1)
Taxation                                                                      0.1             5.0            5.0           ( 0.1)
Deferred taxation                                                          ( 68.7)         ( 94.9)         ( 4.1)        ( 178.7)
                                                               ------------------------------------------------------------------
PROFIT/(LOSS) AFTER TAXATION                                                 10.5           210.0          ( 1.9)          297.8
Exceptional items                                                               -             5.1            5.1            84.9
                                                               ------------------------------------------------------------------
NET PROFIT                                                                   10.5           215.1            3.2           382.7
                                                               ------------------------------------------------------------------
HEADLINE EARNINGS PER SHARE - CENTS                                           5.7           114.7          ( 1.2)          162.7
BASIC EARNINGS PER SHARE - CENTS                                              5.7           117.4            1.8           209.1
CALCULATED ON THE WEIGHTED AVERAGE ORDINARY SHARES ISSUED OF :        183 708 812     183 177 297    183 177 297     183 040 049
DILUTED HEADLINE EARNINGS PER SHARE - CENTS                                   5.6           110.1              -           156.2
DILUTED BASIC EARNINGS PER SHARE - CENTS                                      5.6           112.6            1.7           198.7

--------------------------------------------------------------------------------
        CHANGES IN SHAREHOLDER'S INTEREST
--------------------------------------------------------------------------------

                                                               ------------------------------------------------------------------
(Unaudited)                                                                                       (R M)
                                                               ------------------------------------------------------------------
                                                                          QUARTER         Quarter        Quarter     9 months to
                                                                         MAR 2003        Dec 2002       Dec 2002        Mar 2003
                                                                                      * Pro Forma
                                                               ------------------------------------------------------------------
Shareholder's interest at the
beginning of the period                                                     480.4            87.8          674.7         ( 144.0)
Share capital issued                                                        ( 2.4)          162.6          162.6           234.9
                                                               ------------------------------------------------------------------
     - for cash                                                                 -               -              -            68.0
     - for share options exercised                                            4.8             5.8            5.8            17.3
     - for equity portion of convertible note                               ( 7.2)          156.8          156.8           149.6
                                                               ------------------------------------------------------------------
Movement in retained income                                                  10.5           215.1            3.2           382.7
Currency adjustments and other                                                5.0            14.9           14.9            19.9
                                                               ------------------------------------------------------------------
Shareholder's interest at the end of the period                             493.5           480.4          855.4           493.5
                                                               ------------------------------------------------------------------


--------------------------------------------------------------------------------
                               INVESTOR RELATIONS
--------------------------------------------------------------------------------


For further information, contact Ilja Graulich at :

                          Tel: (+27-11) 381-7800, Fax: (+27-11) 482-4641,
                          e-mail: graulich@drd.co.za,
                          web site: http://www.durbans.com
                          45 Empire Road,
                          Parktown, South Africa.

                          P O Box 390,
                          Maraisburg 1700,
                          South Africa.


--------------------------------------------------------------------------------
                              GROUP BALANCE SHEETS
--------------------------------------------------------------------------------

                                                       ----------------------------------------------------------------
                                                                                       (R M)
                                                       ----------------------------------------------------------------
(Unaudited)                                                         QUARTER              Quarter               Quarter
                                                                   MAR 2003             Dec 2002              Dec 2002
                                                                                     * Pro Forma
                                                       ----------------------------------------------------------------
EMPLOYMENT OF CAPITAL
Net mining assets                                                     652.3                653.8                 653.8
Investments                                                           138.4                 97.3                  97.3
Environmental Trust funds                                             131.6                130.1                 130.1
Deferred mining and income taxes                                      238.6                307.3                 146.5
Current assets                                                        750.6              1 007.4               1 007.4
                                                       ----------------------------------------------------------------
Inventories                                                            73.9                 72.0                  72.0
Trade and other receivables                                           171.1                182.4                 182.4
Cash and equivalents                                                  505.6                753.0                 753.0
                                                       ----------------------------------------------------------------

                                                       ----------------------------------------------------------------
                                                                    1 911.5              2 195.9               2 035.1
                                                       ----------------------------------------------------------------
CAPITAL EMPLOYED
Shareholders' equity                                                  493.5                480.4                 855.4
Borrowings                                                            417.1                500.3                 500.3
Deferred financial liability                                          268.3                535.8                     -
Rehabilitation                                                        178.6                176.1                 176.1
Other non-current liabilities                                          88.0                 88.5                  88.5
Current liabilities                                                   466.0                414.8                 414.8
                                                       ----------------------------------------------------------------
Trade and other payables                                              310.3                281.5                 281.5
Current portion of borrowings                                         152.5                130.0                 130.0
Taxation                                                                3.2                  3.3                   3.3
                                                       ----------------------------------------------------------------

                                                       ----------------------------------------------------------------
                                                                    1 911.5              2 195.9               2 035.1
                                                       ----------------------------------------------------------------


--------------------------------------------------------------------------------
                           GROUP CASH FLOW STATEMENTS
--------------------------------------------------------------------------------

                                                       -------------------------------------------
ABRIDGED                                                                      (R M)
                                                       -------------------------------------------
(Unaudited)                                                         QUARTER               Quarter
                                                                   MAR 2003              Dec 2002

                                                       -------------------------------------------

Net cash out flow from operating activities                          ( 93.4)               ( 53.2)
Net cash out flow from investing activities                          ( 75.8)               ( 23.7)
Net cash (out)/in flow from financing activities                     ( 61.6)                619.5
                                                       -------------------------------------------
(Decrease)/increase in cash & equivalents                           ( 230.8)                542.6

Translation adjustment                                               ( 16.6)               ( 48.9)
Opening cash and equivalents                                          753.0                 259.3
                                                       -------------------------------------------
Closing cash and equivalents                                          505.6                 753.0
                                                       -------------------------------------------

--------------------------------------------------------------------------------
                      DIRECTORS - (*BRITISH)(**AUSTRALIAN)
--------------------------------------------------------------------------------
EXECUTIVES :

MM Wellesley-Wood (Chairman and Chief Executive Officer)*
IL Murray (Deputy Chief Executive Officer)
JH Dissel (Chief Financial Officer)

NON-EXECUTIVES :

MP Ncholo ; RP Hume ; GC Campbell* ; DC Baker**

Group Company Secretary : JH Dissel (Acting)

                      KEY OPERATING AND FINANCIAL RESULTS

                                                                   CROWN GOLD RECOVERIES                         ATTRIBUTABLE
                                                             ----------------------------------------------
                                                                       CROWN                    ERPM                 TO DRD
                                                                      SECTION                 SECTION             (40% OF CGR)
-----------------------------------------------------------------------------------------------------------------------------
US$/Imperial

Ore milled - t'000                            MAR 03 QTR                     2 865                  136                 1 200
                                              Dec 02 Qtr                     2 890                  102                 1 197
                                           9 Mths to Mar 03                  8 856                  238                 3 638

Gold produced - ounces                        MAR 03 QTR                    33 533               17 329                20 345
                                              Dec 02 Qtr                    36 588               12 346                19 574
                                           9 Mths to Mar 03                107 416               29 675                54 837

Yield - ounces per ton                        MAR 03 QTR                     0.012                0.127                 0.017
                                              Dec 02 Qtr                     0.013                0.121                 0.016
                                           9 Mths to Mar 03                  0.012                0.125                 0.015

Cash operating cost - US$/oz                  MAR 03 QTR                       292                  562           NA
                                              Dec 02 Qtr                       229                  423           na
                                           9 Mths to Mar 03                    242                  504           na

Cash operating cost - US$/ton                 MAR 03 QTR                         3                   72           NA
                                              Dec 02 Qtr                         3                   51           na
                                           9 Mths to Mar 03                      3                   63           na

Cash operating profit/(loss) - US$ m          MAR 03 QTR                       1.8                ( 3.7)          NA
                                              Dec 02 Qtr                       3.3                ( 1.2)          na
                                           9 Mths to Mar 03                    9.1                ( 5.0)          na
------------------------------------------------------------------------------------------------------------------------------
ZAR/METRIC

Ore milled - t'000                            MAR 03 QTR                     2 600                  124                 1 090
                                              Dec 02 Qtr                     2 621                   92                 1 085
                                           9 Mths to Mar 03                  8 034                  216                 3 300

Gold produced - kg                            MAR 03 QTR                     1 043                  539                   633
                                              Dec 02 Qtr                     1 138                  384                   609
                                           9 Mths to Mar 03                  3 341                  923                 1 706

Yield - g/tonne                               MAR 03 QTR                      0.40                 4.35                  0.58
                                              Dec 02 Qtr                      0.43                 4.17                  0.56
                                           9 Mths to Mar 03                   0.42                 4.27                  0.52

Cash operating cost - R/kg                    MAR 03 QTR                    78 417              150 959           NA
                                              Dec 02 Qtr                    71 027              126 737           na
                                           9 Mths to Mar 03                 73 153              140 882           na

Cash operating cost - R/tonne                 MAR 03 QTR                        31                  656           NA
                                              Dec 02 Qtr                        31                  529           na
                                           9 Mths to Mar 03                     30                  602           na

Cash operating profit/(loss) - R m            MAR 03 QTR                      15.5               ( 30.9)          NA
                                              Dec 02 Qtr                      31.8               ( 11.5)          na
                                           9 Mths to Mar 03                   88.6               ( 42.4)          na
------------------------------------------------------------------------------------------------------------------------------
# West Witwatersand Gold Mine

------------------------------------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURE                            QUARTER         CROWN GOLD RECOVERIES
                                                                       US$ m                  R m
------------------------------------------------------------------------------------------------------------------------------

Net Outflow                                   MAR 03 QTR           1.1                8.6
                                              Dec 02 Qtr                       2.4                 23.0
                                           9 Mths to Mar 03                    4.3                 40.0
------------------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------------------
                                                   BLYVOOR                             NORTH WEST
                                                   UNDER-          SURFACE               UNDER-               SURFACE
                                                   GROUND                                GROUND
-------------------------------------------------------------------------------------------------------------------------------
US$/Imperial

Ore milled - t'000                                         248             470                        635            1 357
                                                           256             446                        740            1 308
                                                           738           1 386                      2 103            4 107

Gold produced - ounces                                  50 927          12 347                     86 619           18 667
                                                        51 248          11 896                    103 139           21 444
                                                       153 873          35 431                    298 716           62 135

Yield - ounces per ton                                   0.205           0.026                      0.136            0.014
                                                         0.200           0.027                      0.139            0.016
                                                         0.209           0.026                      0.142            0.015

Cash operating cost - US$/oz                               287             237                        383              309
                                                           252             197                        302              230
                                                           254             211                        313              246

Cash operating cost - US$/ton                               59               6                         52                4
                                                            50               5                         42                4
                                                            53               5                         44                4

Cash operating profit/(loss) - US$ m                       3.0             1.4                      ( 3.1)             0.7
                                                           3.4             1.4                1.7                      1.8
                                                          11.2             4.1                3.7                      4.9
-------------------------------------------------------------------------------------------------------------------------------
ZAR/METRIC

Ore milled - t'000                                         225             427                        576            1 232
                                                           232             405                        671            1 187
                                                           670           1 258                      1 908            3 727

Gold produced - kg                                       1 584             384                      2 694              581
                                                         1 594             370                      3 208              667
                                                         4 786           1 102                      9 291            1 933

Yield - g/tonne                                           7.04            0.90                       4.68             0.47
                                                          6.87            0.91                       4.78             0.56
                                                          7.14            0.88                       4.87             0.52

Cash operating cost - R/kg                              77 190          63 708                    102 965           83 247
                                                        78 047          61 143                     93 769           71 213
                                                        76 621          63 680                     94 969           74 180

Cash operating cost - R/tonne                              543              57                        481               39
                                                           536              56                        448               40
                                                           547              56                        462               38

Cash operating profit/(loss) - R m                        25.5            11.7                     ( 26.1)             6.1
                                                          32.7            13.8                       15.8             18.3
                                                         108.2            39.2                       44.2             49.4
-------------------------------------------------------------------------------------------------------------------------------
# West Witwatersand Gold Mine

-------------------------------------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURE                                BLYVOOR                              NORTH WEST
                                                    US$ m            R m                  US$ m                 R m
-------------------------------------------------------------------------------------------------------------------------------

Net Outflow                                          1.0             8.0                   0.7                  5.8
                                                           1.0            10.3                        1.3             13.1
                                                           2.8            26.3                        4.4             43.6
-------------------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------------------
                                            TOLUKUMA              TOTAL                  DIS-                   TOTAL
                                                               CONTINUING             CONTINUING                 DRD
                                                               OPERATIONS             OPERATION #           ATTRIBUTABLE
-------------------------------------------------------------------------------------------------------------------------------
US$/Imperial

Ore milled - t'000                                     49               3 959                    363                  4 322
                                                       40               3 987                    130                  4 117
                                                      127              12 099                  1 228                 13 327

Gold produced - ounces                             16 397             205 302                  3 697                208 999
                                                   15 754             223 055                  2 186                225 241
                                                   46 877             651 869                 10 641                662 510

Yield - ounces per ton                              0.335               0.052                  0.010                  0.048
                                                    0.394               0.056                  0.017                  0.055
                                                    0.369               0.054                  0.009                  0.050

Cash operating cost - US$/oz                          265                 329                    295                    328
                                                      307                 276                    322                    276
                                                      284                 282                    324                    283

Cash operating cost - US$/ton                          89                  22                      3                     20
                                                      121                  20                      5                     19
                                                      105                  20                      3                     18

Cash operating profit/(loss) - US$ m                  1.6                 3.6                    0.1                    3.7
                                                      0.8                 9.1                      -                    9.1
                                                      2.8                26.7                      -                   26.7
----------------------------------------  ----------------------------------------------------------------------------------
ZAR/METRIC

Ore milled - t'000                                     45               3 595                    329                  3 924
                                                       37               3 617                    118                  3 735
                                                      117              10 980                  1 114                 12 094

Gold produced - kg                                    510               6 386                    115                  6 501
                                                      490               6 938                     68                  7 006
                                                    1 458              20 276                    331                 20 607

Yield - g/tonne                                     11.33                1.78                   0.35                   1.66
                                                    13.24                1.92                   0.58                   1.88
                                                    12.46                1.85                   0.30                   1.70

Cash operating cost - R/kg                         70 837              88 409                 77 878                 88 203
                                                   95 280              85 642                105 191                 85 850
                                                   86 233              85 534                100 927                 85 803

Cash operating cost - R/tonne                         803                 210                     27                    183
                                                    1 262                 214                     61                    207
                                                    1 075                 207                     30                    184

Cash operating profit/(loss) - R m                   13.7                30.9                    1.6                   32.5
                                                      7.5                88.1                  ( 0.3)                  87.8
                                                     25.2               266.2                  ( 0.2)                 266.0
-------------------------------------------------------------------------------------------------------------------------------
# West Witwatersand Gold Mine

-------------------------------------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURE                          TOLUKUMA                                  TOTAL DRD
                                              US$ m                R m                   US$ m                   R m
-------------------------------------------------------------------------------------------------------------------------------

Net Outflow                                0.3                 3.1                2.0                   17.7
                                                      0.3                 2.8     2.7                   26.4
                                                      0.9                 8.8     8.2                   79.7
-------------------------------------------------------------------------------------------------------------------------------

                           TOTAL COSTS AND CASH COSTS

      Total costs is a non-U.S. GAAP measurement that represents the full amount of costs incurred and represents the difference between revenues from gold bullion and related by-products delivered to refineries and profits or losses before taxation. Total costs per ounce are calculated by dividing total costs by ounces of gold produced.

      Cash costs are costs incurred directly in the production of gold and include labor costs, contractor and other related costs, inventory costs and electricity costs. Cash costs per ounce are calculated by dividing cash costs by ounces of gold produced. Cash costs have been calculated on a consistent basis for all periods presented.

      Cash costs should not be considered by investors as an alternative to net operating income or net profit applicable to common stockholders or as an alternative to other GAAP measures and may not be comparable to other similarly titled measures of other companies. However, we believe that cash costs in total and per ounce are useful indicators to investors and management of the performance of individual mines and our operations as a whole, as they provide:

   -  and indication of a mine's profitability and efficiency;
   -  the trends in costs as the mine matures;
   - a measure of a mine's gross margin per ounce, by comparison of the cash costs per ounce by mine to the price of gold;
   - an internal benchmark of performance to allow for comparison against other mines; and
   - a basis for benchmarking against other mining companies with similar assets.

      During the annual planning process, cash cost per ounce targets are set for each month by our board of directors. These targets are adjusted for changes in exchange rates on a monthly basis. Variances are analyzed monthly, taking into account volume changes, production and labor efficiencies, price variances and changes of scope. For negative variances, a plan of action is agreed upon by management to address the situation.

      The following table lists the components of cash costs for each of the periods set forth below:


--------------------------------------------------------------------------
                                                        Nine Months ended
Costs                                                    March 31, 2002
--------------------------------------------------------------------------
--------------------------------------------------------------------------
Labor                                                                  42%
--------------------------------------------------------------------------
Contractor Services                                                    21%
--------------------------------------------------------------------------
Inventory                                                              26%
--------------------------------------------------------------------------
Electricity                                                            11%
--------------------------------------------------------------------------

      Cash costs do not include certain factors that bear on our overall financial performance, including gains and losses on financial instruments, depreciation and amortization and selling, administration and general charges.

      A reconciliation of cash costs to total costs for each of the periods included in the table above is presented below. In addition, the table also provides a reconciliation of cash costs per ounce to total costs per ounce for each of those periods.

-------------------------------------------------------------------------------------
                                                               Unaudited
                                                    Nine Months ended March 31, 2002
                                                    $'000          $ per ounce
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
TOTAL COSTS                                             139,123                229
-------------------------------------------------------------------------------------
Adjustments
-------------------------------------------------------------------------------------
    Finance costs                                       (2,695)                (4)
-------------------------------------------------------------------------------------
    Non-operating income                                  8,058                 13
-------------------------------------------------------------------------------------
    Selling, administration and general charges         (7,653)               (13)
-------------------------------------------------------------------------------------
    Other operating income/(costs)                       38,845                 64
-------------------------------------------------------------------------------------
CASH COSTS                                              175,678                289
-------------------------------------------------------------------------------------
Total Ounces produced                                   607,673
-------------------------------------------------------------------------------------